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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: September 2, 2003

TRICOM, S.A.
(Translation of registrant's name into English)

Avenida Lope de Vega No. 95, Santo Domingo, Dominican Republic
(Address of principal executives offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        TRICOM, S.A. issued a press release on September 2, 2003 announcing second quarter results, a copy of which is attached as Exhibit 99.1. TRICOM, S.A. issued a press release on September 2, 2003 announcing non-payment of interest on TRICOM, S.A.'s 11 3/8% senior notes and selection of financial adviser, a copy of which is attached as Exhibit 99.2. Each press release is incorporated by reference into this Form 6-K.

Exhibits.

        The following exhibits are filed with this report:

        99.1 — Press Release of TRICOM, S.A., dated September 2, 2003, announcing second quarter results.

        99.2 — Press Release of TRICOM, S.A., dated September 2, 2003, announcing non-payment of interest on TRICOM, S.A.'s 11 3/8% senior notes and selection of financial adviser.

[Signature on following page.]

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRICOM, S.A
Dated: September 2, 2003	By:	/s/ CARL H. CARLSON Carl H. Carlson Executive Vice President, Chief Operating Officer, Member of the Office of the President and Treasurer

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SIGNATURES